Filed Pursuant to Rule 433
Registration File No. 333-200421
March 9, 2015

KINDER MORGAN, INC.
Pricing Term Sheet

€750,000,000 1.500% Senior Notes due 2022

€500,000,000 2.250% Senior Notes due 2027

Issuer:	Kinder Morgan, Inc.

Ratings: (Moody’s / S&P / Fitch)*	Baa3 / BBB- / BBB-

Ratings Outlooks: (Moody’s / S&P / Fitch)*	Stable / Stable / Stable

Security Type:	Senior Notes

Pricing Date:	March 9, 2015

Settlement Date (T+5):	March 16, 2015

	1.500% Senior Notes due 2022	2.250% Senior Notes due 2027

Maturity Date:	March 16, 2022	March 16, 2027

Principal Amount:	€750,000,000	€500,000,000

Price to the Public:	99.664%	99.834%

Underwriting Discount:	0.40%	0.50%

Net Proceeds to Issuer, before expenses:	€744,480,000	€496,670,000

Benchmark Bund Rate:	2.0% due January 4, 2022	0.5% due February 15, 2025

Benchmark Bund Rate Price / Yield:	113.48 / 0.022%	101.79 / 0.317%

Spread to Benchmark Bund Rate:	152.9 bps	194.9 bps

Mid Swaps Yield:	0.471%	0.836%

Spread to Mid Swaps:	108 bps	143 bps

Yield to Maturity:	1.551%	2.266%

Coupon:	1.500%	2.250%

Interest Payment Date:	March 16, commencing March 16, 2016 (interest to accrue from March 16, 2015)	March 16, commencing March 16, 2016 (interest to accrue from March 16, 2015)

Common Code / ISIN:	119681715 / XS1196817156	119681758 / XS1196817586

Denominations	€100,000 and integral multiples of €1,000 in excess thereof

Governing Law	State of New York

Form/Clearing Systems:	Registered form only. Deposited with a common depositary for Clearstream Banking, société anonyme and Euroclear Bank S.A./N.V.

Listing:	We intend to apply to list the Notes on the New York Stock Exchange

Optional Redemption:

We may redeem the notes at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of:

•      100% of the principal amount of the notes to be redeemed; or

•      the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate, plus 20 basis points in the case of the notes due 2022 and plus 30 basis points in the case of the notes due 2027.

In each case, we will pay accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

Joint Book-Running Managers:

Barclays Bank PLC
Deutsche Bank AG, London Branch
Société Générale
UBS Limited

Credit Agricole Corporate and Investment Bank
Credit Suisse Securities (Europe) Limited
J.P. Morgan Securities plc
Mitsubishi UFJ Securities International plc

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. ING Bank NV, Belgian Branch Natixis

* Note: The ratings of a security are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Bank PLC toll-free at (888) 603-5847, Deutsche Bank AG, London toll-free at (800) 503-4611, Société Générale by telephone collect at +44-20-7676-7618 or UBS Limited toll-free at (888) 827-7275.